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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

 Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

                           For the month of July 2006

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                                   JACADA LTD.
                 (Translation of registrant's name into English)

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                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]      Form 40-F  [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]
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                                Explanatory Note
                                ----------------

Attached is:

Exhibit 1. Press Release, released publicly on July 5, 2006.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  JACADA LTD.

                                                  By:    /s/ Tzvia Broida
                                                         -----------------------
                                                  Name:  Tzvia Broida
                                                  Title: Chief Financial Officer

Dated: July 5, 2006

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                                                                       EXHIBIT 1

             Jacada Wins Significant Contract with Major Financial
                            Services Firm in Europe

     ATLANTA--(BUSINESS WIRE)--July 5, 2006--Jacada Ltd. (Nasdaq: JCDA), a leading provider of contact center productivity solutions, today announced that it has entered into a significant software license agreement with one of Europe's largest financial services companies.
     The financial services company invested in Jacada Fusion as part of an initiative to deliver an enterprise-level view of the customer across multiple systems and customer records. Jacada Fusion provides a critical component for this initiative by providing a non-invasive integration and process optimization solution for the wide variety of business applications and platforms. By automating manual and complex processes and providing more timely access to customer data, the company expects to improve employee productivity and customer service by delivering a single, enterprise view of the customer.
     "While we are unable to disclose the name of the financial services company at this time, we are thrilled to see the value they have placed on Jacada Fusion," said Gideon Hollander, CEO of Jacada. "Financial services is a prime market for Jacada due to the huge inventory of widely disparate business applications resulting from numerous mergers and acquisitions. Gaining an enterprise view of the customer is a daunting challenge in these organizations, and Jacada Fusion offers a rare opportunity to gain a competitive advantage without requiring risky and expensive application re-engineering or replacement projects."

     About Jacada

     Jacada is a leading provider of customer service productivity solutions. The company's solutions help customers rapidly simplify and improve high-value business processes without the need for long and expensive systems replacement projects.
     Jacada provides two award-winning solutions that have been proven to make a significant impact on customer service efficiency and effectiveness. Jacada WorkSpace is a unified desktop that incorporates all critical functions required by the contact center agent to successfully complete customer interactions. Jacada Fusion is a process optimization solution that leverages patented technology to enable customer service centers to improve customer satisfaction and increase revenues by providing customer service representatives with more time for customer care and revenue-generating activities.
     Jacada has over 1200 customers worldwide including many Fortune 1000 corporations and government organizations. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England and Munich, Germany. Jacada can be reached at www.jacada.com or at 1-800-773-9574.

     This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to future financial results and plans for future business development activities, and are prospective. These statements include all statements that are not statements of historical fact and consists of those regarding intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company's financing plans; (ii) trends affecting the Company's financial condition or results of operations; and
(iii) the Company's growth strategy and operating strategy (including the development of its products and services). The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. For a more complete discussion of risk factors, please see the Company's Form 20-F and other Statements filed with the Securities and Exchange Commission.
     Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.


     CONTACT: Jacada, Atlanta
              Paul Sewell, 770-352-1310 ext 383
              psewell@jacada.com
              or
              NEI Communications
              Carl Nelson, 781-929-9095
              cnelson111@comcast.net